AllianceBernstein High Yield Fund, Inc.
Exhibit 77C

A Special Joint Meeting of Stockholders of
AllianceBernstein Corporate Bond Portfolio and
AllianceBernstein High Yield Fund, Inc. (?High Yield?)
was held on November 2, 2007 and adjourned to November 16, 2007. At the November 16, 2007 session of the Meeting, the required number of shares voted in favor of the proposal and the proposal was approved. A description of the proposal and number of shares voted at the Meeting are as follows:

1.	To approve the Agreement and Plan of
Acquisition and Liquidation between High Yield and AllianceBernstein Emerging Market Debt
Fund, Inc. (?Emerging Market Debt?), providing for the acquisition by Emerging Market Debt of all of the assets and assumption of all the liabilities of High Yield in exchange for shares of Emerging Market Debt.

Voted for
Voted
Against
Shares
Abstained/
Broker Non-
Votes
12,376,314
602,588
4,042,646








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